UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 7)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SUCAMPO PHARMACEUTICALS, INC.

(Name of Subject Company)

SUCAMPO PHARMACEUTICALS, INC.

(Name of Person Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

864909106

(CUSIP Number of Class of Securities)

Kathleen A. Schaefer

President

c/o Mallinckrodt plc

675 James S. McDonnell Blvd.

Hazelwood, MO 63042

(314) 654-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Adam O. Emmerich, Esq.

Victor Goldfeld, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street, New York, NY 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented, the “Schedule 14D-9”) originally filed with the Securities and Exchange Commission (the “SEC”) on January 16, 2018 by Sucampo Pharmaceuticals, Inc., a Delaware corporation (“Sucampo”), in connection with the tender offer by Sun Acquisition Co. (“Sun Acquisition”), a Delaware corporation and wholly owned indirect subsidiary of Mallinckrodt plc (“Mallinckrodt”), an Irish public limited company, to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (the “Shares”), of Sucampo at a purchase price of $18.00 per Share, net to the seller in cash, without interest thereon, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of December 23, 2017, by and among Sucampo, Mallinckrodt and Sun Acquisition and the Offer to Purchase, dated January 16, 2018 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Sun Acquisition with the SEC on January 16, 2018. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated therein by reference.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 7. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9. This Amendment No. 7 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows by adding the following section immediately before the heading “Forward-Looking Statements”:

“Expiration of the Offer.

The Offer and all withdrawal rights thereunder expired at 8:00 a.m., Eastern time, on February 13, 2018. The Depositary for the Offer has advised Mallinckrodt and Sun Acquisition that, as of the expiration of the Offer, an aggregate of 39,158,848 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 83% of the Shares then outstanding. Sun Acquisition accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer, and payment of the Offer Price for such shares will be promptly made by the Depositary.

Immediately following completion of the Offer, Mallinckrodt and Sun Acquisition consummated the merger of Sun Acquisition with and into Sucampo, with Sucampo continuing as the Surviving Corporation, pursuant to the terms of the Merger Agreement and in accordance with Section 251(h) of the DGCL. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) by Sucampo (including any held in Sucampo’s treasury) or by Mallinckrodt or Sun Acquisition, which Shares were canceled and have ceased to exist, (ii) by any wholly owned subsidiary of Sucampo or any wholly owned subsidiary of Mallinckrodt (other than Sun Acquisition), which Shares were be converted into such number of shares of common stock of the Surviving Corporation so as to maintain relative ownership percentages or (iii) by any Sucampo stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) were automatically canceled and converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes.

Upon completion of the Merger, Sucampo became a wholly owned subsidiary of Mallinckrodt. All Shares will be delisted from the NASDAQ Global Stock Market.

A copy of the press release issued by Mallinckrodt on February 13, 2018 announcing the completion of the Offer and the Merger is filed as Exhibit (a)(9) hereto and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(9)	Press Release of Mallinckrodt plc, dated February 13, 2018 (incorporated by reference to Exhibit (a)(1)(I) to Amendment No. 8 to the Schedule TO filed with the SEC on February 13, 2018).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUCAMPO PHARMACEUTICALS, INC.

Date: February 13, 2018	By:	/s/ Kathleen A. Schaefer
Kathleen A. Schaefer
President